UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.4)

MEDIOBANCA-Banca di Credito Finanziario S.p.A.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001200879
(CUSIP Number)

December 31, 2010
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

For purposes of clarification (and as noted in Item 4 below), the Reporting Person's deemed beneficial ownership of Common Stock reported herein is attributable to investment management and advisory services provided by the Reporting Person and certain of its affiliates to collective investment vehicles (Funds).  Such Funds hold in the aggregate (i) warrants to acquire 10,140,379 shares of Common Stock, which if exercised by the Funds would represent approximately 1.2% of the Common Stock issued and outstanding (including shares issued upon exercise of the warrants), and (ii) 74,531,792 shares of Common Stock, representing approximately 8.6% of the Common Stock issued and outstanding (assuming exercise of the warrants held by the Funds).

As the Issuer's Common Stock is not currently registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Reporting Person intends to cease filing reports with respect to its deemed beneficial ownership of shares of the Common Stock.

1) Name of Reporting Person: UniCredit S.p.A.

2)   Check the Appropriate Box      (a)
      of A Member of  Group
      (See Instructions)                      (b)

3)    SEC Use Only

4)   Citizenship of Place of
      Organization                                Italy

         Number of                               (5) Sole Voting
         Shares                                           Power           0
         Beneficially Owned
         by Each Reporting
         Person With                            (6) Shared Voting
                                                                 Power           84,672,171
                                                                 [See Item 4 below.]

                                                           (7) Sole Disposi-
                                                                tive Power    0

                                                           (8) Shared Disposi-
                                                                 tive Power       84,672,171
                                                                [See Item 4 below.]

9)    Aggregate Amount Beneficially                          84,672,171
      Owned by Each                                                [See Item 4 below.]
      Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11) Percent of Class Represented
      By Amount in Row 9.                     9.7%

12) Type of Reporting
      Person (See Instructions)               FI

Item 1(a)         Name of Issuer.

                           MEDIOBANCA-Banca di Credito Finanziario S.p.A.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           PIAZETTA ENRICO CUCCIA 1
                           20121 Milan, Italy

Item 2(a)         Name of Person Filing:

                           UniCredit S.p.A.

Item 2(b)  Address of Principal Business Office:

                           Piazza Cordusio 2
                           20123 Milan, Italy

Item 2(c)  Citizenship:

           UniCredit S.p.A is organized under the laws of Italy.

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  Cusip Number:

           001200879

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

         Inapplicable.

Item 4.  Ownership.

(a) Amount Beneficially Owned: 84,672,171**

(b) Percent of Class: 9.7%

(c) Number of shares as to which such person has

         (i) sole power to vote or to direct the vote 0

         (ii) shared power to vote or to direct vote 84,672,171**

         (iii) sole power to dispose or to direct disposition of 0

         (iv) shared power to dispose or to direct disposition 84,672,171**

**Shares  reported on this Schedule 13G (the Shares) are owned by  (i) collective investment vehicles (Funds) advised by UniCredit S.p.A. and (ii) Funds advised by other  advisors  that  are  direct  or  indirect  wholly-owned  subsidiaries  of
UniCredit  S.p.A.  (Additional  UniCredit  Subsidiaries).   In  their  roles  as
investment manager or adviser to the Funds,  UniCredit S.p.A. and the Additional
UniCredit Subsidiaries possess investment and/or voting control over the Shares.

UniCredit S.p.A. and the Additional UniCredit  Subsidiaries  disclaim beneficial ownership  of the  Shares  except to the  extent or their  respective  pecuniary interests  therein,  if any.  The  filing  of this  Schedule  13G  shall  not be construed as an admission that the Reporting  Persons are the beneficial  owners of the  Shares  for any other  purposes  than  Section  13(d) of the  Securities
Exchange Act of 1934.

In accordance  with  Securities  and Exchange  Commission  Release No.  34-39538
(January 12, 1998) (the "Release"), this filing reflects the securities that may be deemed to be beneficially  owned by the Reporting  Persons.  This filing does not reflect securities,  if any,  beneficially owned by (i) Pioneer Global Asset
Management  S.p.A.  ("PGAM"),  a wholly owned  subsidiary of UniCredit  which is disaggregated from the Reporting Persons in accordance with the Release, or (ii)
any  other  subsidiaries  of  PGAM,  which  are  similarly   disaggregated  from
UniCredit.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various  persons have the right to receive or the power to direct the receipt of dividends  from,  or the  proceeds  from  the  sale  of,  the  Common  Stock  of
MEDIOBANCA-Banca  di Credito  Finanziario  S.p.A.  The  interest  of one person,
UniCredit S.p.A, in the common stock of  MEDIOBANCA-Banca di Credito Finanziario
S.p.A  amounted to  84,672,171  shares or 9.7% of the total  outstanding  Common
Stock at December 31, 2010.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above were not  acquired  and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the  securities  and were not acquired and are not held in  connection with or as a participant in any transaction having that purpose or effect.

     By  signing  below  UniCredit  S.p.A.  certifies  that  to the  best of its knowledge  and belief,  the foreign  regulatory  scheme  applicable to it as the holding  company of a Banking  Group that is  regulated by the Bank of Italy and
Commissione  Nazionale  per le Societa`e  la Borsa  (CONSOB),  is  substantially comparable to the regulatory  scheme  applicable to the functionally  equivalent
U.S.  institution(s).  UniCredit  S.p.A.  also  undertakes  to  furnish  to the
Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

               Date: February 7, 2011

               UniCredit S.p.A

             By:   /s/ Paolo Fiorentino
             Name:   Paolo Fiorentino
             Title:     Deputy CEO; Head of Global Banking Services Division

              By:   /s/ Marina Natale
              Name:   Marina Natale
              Title:     Chief Financial Officer, UCG Global

EXHIBIT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)  promulgated  under the Securities  Exchange
Act of 1934,  the  undersigned  agree to the  joint  filing  of a  Statement  on
Schedule 13G  (including  any and all  amendments  thereto)  with respect to the
Common Stock of MEDIOBANCA-Banca di Credito Finanziario S.p.A. and further agree to the  filing of this  agreement  as an  Exhibit  thereto.  Each  party to this
Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 7, 2011

UniCredit S.p.A

               By:   /s/ Paolo Fiorentino
               Name:   Paolo Fiorentino
               Title:     Deputy CEO; Head of Global Banking Services Division

              By:   /s/ Marina Natale
              Name:   Marina Natale
              Title:     Chief Financial Officer, UCG Global